HAND & HAND

A LAW CORPORATION

24351 PASTO ROAD, SUITE B

DANA POINT, CALIFORNIA 92629

TELEPHONE (949) 489-2400

FACSIMILE (949) 489-0034

E-MAIL: jehu@jehu.com

April 18, 2007

John Reynolds
Assistant Director
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

> Re: ***Qualsec***
> ***Amendment No. 1 to Offering Statement on Form 1-A***
> ***Filed on February 1, 2007***
> ***File No. 24-10160***

Dear Ms. Baker:

We file herewith amendment number 2 to the Offering Statement. The filing consists of 8 copies sent to the filing desk addressed to 450 Fifth Street, N.W., Washington, DC 20549 , along with 3 additional marked copies to attention of Cathey Baker at Mail Stop 3561, 100 F Street, NE., Washington DC 20549, for the convenience of the staff's review..

We have included the staff's comments below, followed by Qualsec's response in italics.

General

1. Please define technical terms, acronyms and abbreviations, such as, for example: "LCD readout" (page 8): "USB port," "smart card" and "EPROM" (page 9); "drift" (page 10); "ppb" (page 11); "DC" (page 12); malodorant" (page 13); "agenesis" (page 14); "non-volatile memory," "life sciences consumables," "UV," "conjugated to" and "markers" (page 15); "pigtails" (page 19)

Complied. In some cases a non-technical term was used in place of the technical term.

General

2. Please number each individual risk factor as outlined in question 2 of offering Circular Model A.

Complied.

Risks Related to Development of our Device, page 4

3. Please revise risk factors two and three to focus on the risks.

Complied.

Business and Properties, Page 7

4. We note your response to comment 11 from our letter of March 5, 2007 and we reissue in part our prior comment. As required by question 3(c) of offering Circular Model A, please indicate the relative size and financial and market strengths of the company's competitors in the areas of competition in which the company is or will be operating.

Complied.

5. We note your response to comment 19 from our previous letter and we reissue in part our prior comment. Please clearly disclose whether the $300,000 to be raised in this offering and the $140,000 allocated to "engineering and design of prototype" in the use of proceeds, will be sufficient funding to complete the prototype.

Complied.

Use of Proceeds, Page 16

6. We note your response to comment 23 from our previous letter and we reissue in part our prior comment. We disagree with your response. As required by Item 9(a) please describe in the table the use of proceeds from this offering which would include the payment of $105,000 to Mr. Hand. In a footnote to the table and in answering questions 10(a), (b) and/or (d), please describe specifically how the company used or will use the funding from the loan by Mr. Hand.

Complied.

7. Please update the information provided in response to 10(a) on page 23 concerning cash advances to date by Mr. Hand ($80,000 in December 2006). See, e.g. the response to 10(b) on page 24 (advances of $105,000 as of March 15, 2007).

Complied.

Part III – Exhibits

Exhibit 11 legality opinion

8. Please revise such opinion to specifically state that you are opining on Wyoming law, including its constitution, statutes, including the rules and regulations underlying those provisions, and all applicable judicial and regulatory determinations.

Complied.

Signatures

9. In the next amendment, please include the signature page after the exhibits as required by the Form 1-A.

Complied.

Very truly yours,



Jehu Hand

Cc: Cathey Baker
Thomas Kluck